SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of June, 2025

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

José Izidoro Biazetto, 158
81200-240 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA – COPEL
CNPJ/ME 76.483.817/0001-20 – NIRE 41300036535 – Registro CVM 1431-1
B3 (CPLE3, CPLE5, CPLE6)
NYSE (ELP, ELPC)
LATIBEX (XCOP, XCOPO)

Copel’s CEO Recognized as 2025 “Executivo de Valor” in the

Energy Category

COPEL (“Company”) informs its shareholders and the market in general that Daniel Pimentel Slaviero, the Company’s Chief Executive Officer, received on June 16, 2025, the “2025 Executivo de Valor” award in the Energy category.

In its 25th edition, the award organized by the newspaper Valor Econômico, honors executives who stand out for their ability to lead companies through transformative scenarios, driving innovation, sustainable growth, market reputation, and ESG practices. The winners are selected by a jury composed of 12 consulting firms affiliated with AESC, a global association that brings together leading companies in executive search and leadership development.

This recognition reinforces the significance of the strategic transformation Copel has been undergoing, highlighting the consistency of its leadership and its commitment to excellence in execution. Winning the award symbolizes not only the individual merit of the Company’s CEO but also reflects the collective effort of all Copel employees.

Curitiba, June 17, 2025.

Felipe Gutterres

Vice-President of Financial and Investor Relations

For further information, please contact the Investor Relations team:

ri@copel.com or (41) 3331-4011

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date June 17, 2025

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.